FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

The Royal Bank of Scotland Group plc

Executive Changes

Mr Fred Watt, Group Finance Director, The Royal Bank of Scotland Group plc ("RBS") announces his intention to leave the Group later in the year.

Commenting on his decision, Mr Watt said:

"When you are working for a great organisation, with great people, it's never easy to make the decision to leave and
I know that I will miss them. However, I have a very young family and consider myself very fortunate to be able to make a choice to spend more time with them. I can't put their growing up on hold - my family is my number one priority."

"Not many people have had the opportunity to work in an organisation that has gone through such a major transformation in such a short period of time. I feel privileged to have been part of RBS during this exciting time and have very much enjoyed working so closely with Fred and the rest of the team."

Commenting on Mr Watt s decision, Sir Fred Goodwin, Group Chief Executive, said:

"Fred has made an outstanding contribution as Group Finance Director since joining in 2000. I will miss him as a colleague, but will retain him as a friend. I fully respect his decision and the reasons for it: I'll be sad to see him go, as will the rest of the Board."

Contacts:

Howard Moody

Group Director, Communications

0131 523 2056

Richard O'Connor

Head of Investor Relations

0207 672 1763

23 June 2005

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:23 June 2005

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat